UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

 For the month of February 2023
Commission File Number: 001-38442

IBEX LIMITED
(Translation of registrant’s name into English)

CRAWFORD HOUSE, 50 CEDAR AVENUE
HAMILTON HM11, BERMUDA
(441) 295-6500
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

☒ Form 20-F          ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On or about February 28, 2023, IBEX Limited (the “Company”) caused copies of the following documents to be mailed to the Company’s shareholders of record:  the Company’s Notice of the 2023 Annual General Meeting of Shareholders to be held on March 21, 2023, together with the accompanying Management Proposal and Form of Proxy Card.

The documents filed as exhibits to the Form 6-K are incorporated by reference as part of this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023	IBEX LIMITED

	By:	/s/ Christy O’Connor
Name: Christy O’Connor
Title: Chief Legal Officer and Assistant Secretary

INDEX TO EXHIBITS

99.1	IBEX Limited Notice of the 2023 Annual General Meeting of Shareholders, Management Proposal, 2022 Form 20-F which includes the 2022 Financial Statements and Auditor’s Report, and Form of Proxy Card.